HEMP PROCESSING, DISTILLATION, EXTRACTION AND MANUFACTURING SERVICES AGREEMENT

THIS **HEMP PROCESSING, DISTILLATION, EXTRACTION AND MANUFACTURING SERVICES AGREEMENT** (this "**Agreement**"), effective as of this day of October 25, 2019 (the "**Effective Date**") by and between **Verax Research Services, Inc.** ("**Verax**" or "**Client**"), a Delaware C-Corporation with business address of Johns Hopkins University-MCC, Academic and Research Building, 9601 Medical Center Drive, Suite 221, Rockville, Maryland 20850 and **DLP Ventures, LLC** ("**DLP**" or "**Operator**") a Delaware Limited Liability Company with business address of 8220 Louetta Road, STE 164 Spring, Texas 77379 with each being referred to individually as a "**Party**" and collectively as the "**Parties**").

WHEREAS, Client is in the business of cultivating, distilling, extraction, hemp containing product design/development and producing products with hemp constituents.

WHEREAS, Operator (i) provides facility design, processing, distilling and extracting equipment and corresponding related operations management and personnel services, (ii) provides tolling off-site and on-site operations for extraction, and other related extraction services.

WHEREAS, Operator is the Owner of and/or possesses rights to certain proprietary methods, know- how and intellectual property, including, without limitation, manuals, Standard Operating Procedures, software, and other materials used in the furtherance of, and as an integral part of, the performance of the Services (as defined below) by Operator;

WHEREAS, Client wishes to retain certain Services of Operator, and Operator wishes to provide such Services to Client pursuant to the terms of this Agreement; and

NOW, THEREFORE, for good and valuable consideration, and the mutual promises and covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Engagement and Services.

- The foregoing recitals are incorporated herein by reference.
- Client hereby agrees to engage Operator as an independent contractor to perform the services set forth in Exhibit A (the "**Services**") and to deliver the (the "**Deliverables**"). Operator hereby accepts such engagement by Client upon the terms and conditions set forth herein. provide the Services at a mutually agreed Client facility or leased facility(ies). Unless otherwise provided for hereunder, the provision of services by Operator for any new facility or additional extraction or service areas within the current Client's Facility shall be subject to the negotiation and modification of this Agreement or a new agreement between the Parties.
- Operator shall provide the Equipment and Services at the Foley, Alabama facility with address 428 E Section Ave, Foley, AL 36535 currently leased by farmer group and/or a mutually agreed upon site provided facility meets the operational requirements in Alabama and/or other States.
- Except as specifically set forth herein, as between Client and Operator, Client shall maintain executive and exclusive control over and possession of its business, inclusive of all related

inventories. Operator shall never be deemed to hold title to nor legal possession of the Deliverables, and Operator shall have no control over the use, pricing, marketing or selling of the Deliverables.

Obligations of Operator.

- Operator shall use its best efforts to both (i) maximize both the amount and the highest quality of Deliverables, and (ii) use the most cost-effective means and methods of providing the Services.
- With respect to Client's Facility, Operator shall provide and manage sufficiently trained, qualified, and where applicable licensed, employees, independent contractors, partners or agents (the "Personnel") to perform the Services and coordinate all hiring, human resources, workers compensation and other insurance responsibilities related to Personnel perform their job tasks and payroll responsibilities for the Personnel and random drug testing.
- Operator shall put into place policies and procedures to reasonably ensure Personnel do not commit theft of any Deliverables, including, but not limited to, conducting pre-hire background checks on Personnel, training of Personnel and communicating company policy and expectations to Personnel. If any Personnel are caught stealing Deliverables, Operator shall immediately terminate employment of such Personnel, conduct an investigation into the theft and surrounding circumstances, and notify Client of same. If Operator abides by this, any incidences of theft by Personnel shall not constitute a breach of this Agreement.
- While Operator will always use its best efforts to maximize production, within three (3) months following the first production of Deliverables, Operator shall be required to meet a minimum Extraction Efficiency Level. "Extraction Ready" material shall mean pre-extracted plant -material prepared for extraction. The "Extraction Efficiency Level" is the percentage of potential CBD in the raw concentrate based on the amount of CBD in the Extraction Ready material. For example, in 1,000 grams of Extraction Ready material with a 10% CBD content by weight, a 100% Extraction Efficiency Level yields 100 grams of CBD. The "Minimum Extraction Efficiency Level" shall be 65%. The Minimum Extraction Efficiency Level of 65% is met when at least 65 grams of CBD is extracted from 1,000 grams of Extraction Ready material with a 10% CBD content by weight.
- The Minimum Extraction Efficiency Level shall not apply in the event that the diminished production is the result of any action or inaction by Client, including Client's selection of genetics that make it impossible for Operator to achieve the Minimum Efficiency Level, any adulterations in the plant pre-extraction, or any uncured deficiencies within the Client's Facility.
- In the event that Operator fails to meet the Minimum Extraction Efficiency Level requirement, Client shall be required to provide Operator with written notice of underproduction and upon receipt of same, Operator shall have thirty (30) days cure period to address the underproduction and achieve the required Minimum Extraction Efficiency Level.
- Operator shall be responsible for determining the method and means of performing the Services.
- Operator shall comply with all Laws and Regulations and shall maintain the validity of all requisite licenses. Operator shall be required to furnish Client with verification of all relevant licenses upon reasonable request.

- Operator agrees to exercise professionalism, skill and expertise in performing the Services and the tasks required to complete the Services in a diligent, timely and professional manner. Operator shall notify Client in writing of physical conditions within Client's Facility that could reasonably be expected to result in conditions that would be materially detrimental to Client's Facility, the extraction, the Deliverables and other inventories. Operator shall notify Client in writing when the Facility does not meet the "Minimum Facility Requirements". Minimum Facility Requirements shall be those requirements promulgated by any pertinent governmental authority, including any state, local or federal regulations governing or with jurisdiction over Client's facility.
- Operator shall maintain general liability insurance in the amount of not less than $2,000,000.00. Client shall be named as an additional insured on Operator's insurance policy and Operator shall always be required to furnish Client with a current certificate of insurance for such policy.
- Operator shall maintain workers' compensation and unemployment insurance (at Client's expense) for Personnel in such amounts as required by law. Operator shall be required to furnish Client with verification of same upon reasonable request.
- Operator shall provide immediate notice and copy to Client of any material communications with governmental agencies and representatives relating to Client's business.
- Operator shall always own title to the operational equipment. If operational equipment is leased, Client will honor the agreed lease after Parties mutually agree to the lease.

Compensation and Expenses.

- As consideration for Operator's performance of the Services, Client shall compensate Operator pursuant to the Compensation for Services schedule attached hereto as Exhibit C (the "**Fees**").
- Client shall be required to take delivery of all Deliverables that are ready for delivery and delivered in accordance with the terms of this Agreement and Client shall be required to pay for the Deliverables in accordance with the terms of this Agreement.
- Parties are responsible for testing the quality of plant deliverables to the processing facility. If both parties agree that deliverables meet minimum quality standards, Client shall not be responsible for Extraction Fees for Deliverables that do not meet the contamination or purity standards for Deliverables as outlined by the Laws and Regulations if mandatory testing shows the Deliverables are contaminated and not marketable at the time processing is complete. To the extent that the Deliverables are marketable but are nevertheless degraded at the time of delivery to an extent that requires Client to sell the Deliverables at a discounted price (for no other reason than diminished quality of the Deliverables in the control of the Operator during processing), Client and Operator will negotiate in good faith to establish an appropriate discount pursuant to a proportional formula or such other formula as may be mutually agreed upon by the Parties. In no event, however, shall such price be less than $0.60 per gram of CBD oil.
- If Parties agree upon the quality of a product at the time it is processed and the product degrades over a period to time due to storage, Operator is not responsible and is to be paid for meeting minimum quality standards unless natural disaster related deterioration occur.
- In addition to the Fees, Client shall reimburse Operator for all mutually agreed upon expenses incurred by Operator in the provision of Services and performance of this Agreement upon Operator's presentation to Client of an itemized accounting of such expenses with reasonable

VERAX RESEARCH

supporting data; provided that Operator shall obtain Client's authorization prior to incurring (i) any extraordinary expenses related to the Services performed, or (ii) any extraordinary travel expenses related to the Services performed or performance of this Agreement. Such ordinary reimbursable expenses may include, but not limited to, the following: expenses related to Personnel, training of Personnel, reasonable relocation costs for Personnel, regulatory and/or licensing fees applicable to Operator that are specifically required for Operator to perform under this Agreement, agreed-upon travel and related expenses, uniforms, costs related to packing and labeling of Deliverables, and agreed-upon products and/or equipment procured or supplied by Operator.

- Client shall pre-fund Operator's payroll obligations on an ongoing estimated monthly payroll basis by means of direct ACH payment. Upon termination, any funds remaining and not used to pay payroll or other obligations to Operator, shall be reimbursed to Client.
- Parties agree to negotiate in good faith a shared commission on tolling as the Foley, Alabama, facility (or another agreed upon facility) is being built. In good faith, Parties will work together to finalize a tolling agreement to share in expenses and shared commissions.
- As applicable, Operator, as an independent contractor, shall be responsible for withholding payroll, state, federal, social security, health insurance, and employment or any other taxes from any compensation paid to Operator's employees.
- Unless otherwise provided, all invoices shall be paid to Operator within thirty (30) calendar days of receipt of invoice. All payroll invoices shall be paid to Operator within five (5) calendar days of receipt of invoice.
- Client shall be solely responsible for any excise, transfer, sales or similar tax with respect to the Deliverables.
- Any payment of invoices with cash shall incur a two percent (2%) surcharge processing fee.
- Fees and any other amounts due by Client under this Agreement, including in respect of expenses, shall be non-refundable and made free and clear of, and without deduction for, any set-off, claims, taxes or withholdings of any kind. Funds paid by Client into trust for expenses that are reimbursable or payable by Client shall be used for such purposes. Upon termination, any such funds in excess of amount payable or reimbursable to Operator shall be returned to Client.

Obligations of Client.

- Client shall comply with all applicable Laws and Regulations regarding Hemp, manufacturing, distribution and sales, including, but not limited to maintaining the validity of all requisite licenses. Client shall be required to furnish Operator with verification of all relevant licenses upon reasonable request.
- Client shall own or have power of attorney related to consignment of all processed Hemp plants and Deliverables in its Facility. Client shall be responsible for the selection of Deliverables to be produced. Client will provide written notice to Operator of any desired changes in Deliverable orders within a reasonable time to adjust production time of 15 days.
- Client will approve the quality of the hemp deliverables before DLP takes possession of the product, unless Parties agree to a mutual testing method.

- Client agrees to sublease to Operator the use of the Client facility and permit Operator inspection rights to approve Client's facility.
- Client will be responsible for the expense to bring all Client facilities to code and to all mutually agreed upon operational requirements.

Example:

1. Client should notify operator of items to be processed with 30 days processing pre-notification or as mutually agreed in writing by the Parties. Operator has 1 week to develop a production schedule for those items to be run. Client has 1 week to approve schedule. Once this is approved, schedule will only be changed by a written mutual agreement by Client and Operator.

- Client shall be responsible for setting the amount of production within Client's Facility (the "**Production Level**"). Parties will mutually agree on initial production. Any request by Client to reduce the Production Level (the "**Production Level Reduction**") shall be submitted in writing to Operator (the "**Notice of Production Level Reduction**") and shall be implemented as quickly as practicable. All expenses and Fees due to operator in connection with its performance of this Agreement prior to completing the Production Level Reduction, including any undelivered Deliverables, or arising from the Production Level Reduction shall be paid in full as of the completed Production Level Reduction.
- Client shall maintain Client's Facility in good working condition to ensure the production of high quality Deliverables. Good working condition shall mean that (i) that the Facility meets or exceed all required security and safety laws, codes and regulations (though Operator shall be responsible for workplace safety / OSHA regulations); (ii) to the extent Client is required to do so, Client shall ensure that the equipment and supplies necessary for proper Facility operations are purchased and maintained; (iii) the Facility meets or exceeds the Minimum Facility Requirements; and (iv) that Client substantially complies with all reasonable Operator improvement recommendations that Operator deems necessary for the extraction of high quality Deliverables.
- Client shall maintain general liability insurance in the amount of not less than $2,000,000.00. Operator shall be named as an additional insured on each of Client' s insurance policies and Client shall at all times be required to furnish Operator with current certificates of insurance for such policies.
- Client shall ensure Operator's access to Client's Facility as necessary for Operator to perform the Services.
- Upon reasonable request, Client shall be required to furnish Operator with the current and effective lease for Client's Facility if same is not owned by Client or its affiliate(s).
- Except for any specific obligations under the Laws and Regulations that pertain directly to Operator, Client shall be solely responsible for all reporting to, and communications with, all governmental agencies and representatives, provided Operator shall advise and reasonably cooperate with Client with respect to such reporting and communications.
- Client shall ensure that any retail discount programs it implements for its employees shall also be extended to Operator's Personnel.

Confidential Information and Intellectual Property.

Confidential Information. Each Party (the "**Receiving Party**") acknowledges that before or after the execution of this Agreement, it may be entrusted with Confidential Information (as defined below) belonging to the other Party (the "**Disclosing Party**") pursuant to or otherwise in connection with this Agreement, including, but not limited to Intellectual Property (as defined below). Confidential Information shall mean any and all information which is, or should be reasonably understood to be, confidential or proprietary to the Disclosing Party, including without limitation, documents, applications, data, schematics, diagrams, and the like created and/or provided by the Disclosing Party, including anything created in furtherance of this Agreement and/or the completion of any related matters and/or the satisfaction of any relevant state or local legal or regulatory requirements including anything related to the procurement of the necessary approvals to operate Client's Facility and/or the operation of Client's business and portions thereof, strategies and plans, contracts, financial information, professional fee information, salary information, lists, payor and vendor lists, cost and profit information, record keeping practices, policies and procedures, operational matters and practices, information, development and research work, marketing programs, plans, proposals, business and financial records, customer lists and contractor lists. The following shall not constitute Confidential Information: (i) information that was independently developed or lawfully known by the Receiving Party's from sources other than the Disclosing Party at the time of its submission to the Receiving Party by the Disclosing Party and such prior possession can be properly demonstrated to the Disclosing Party; (ii) information acquired by the Receiving Party from third parties and legally entitled to disclose such information; and (iii) information in the public domain or otherwise generally available to the public. Subject to the terms of this agreement, the Receiving Party acknowledges and agrees that it will take steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, but in no event less than reasonable steps to maintain the Disclosing Party's Confidential information during the term of Agreement and for a period of five (5) years following the termination or expiration of this Agreement, except with regard to trade secrets, for which such obligations shall be in force until the applicable trade secret is lawfully and publicly disclosed. Without limiting the generality or applicability of the foregoing, the Receiving Party agrees that except for employees and representatives that have a reasonable reason to be informed of the Confidential Information in the ordinary course of business, it will not disclose any of the Confidential Information to any person or entity not authorized in writing by the Disclosing Party to receive or use such Confidential Information. The Receiving Party further agrees that it will not use and will not permit or aid others in the use of, the Confidential Information for any purpose other than the purposes contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, a Receiving Party may disclose Confidential Information pursuant to a statutory and/or governmental regulation or requirement, subpoena or other legal or administrative process ("**Legal Disclosure**"). In the event of Legal Disclosure, the Receiving Party shall: (i) use reasonable efforts to provide the Disclosing Party with prior written notice, to the extent permitted by applicable law; and (ii) reasonably and legally cooperate with the Disclosing Party in its attempts to seek a protective order or to otherwise limit or restrict disclosure of its Confidential Information. In the event the Disclosing Party is unable to obtain a protective order or to otherwise limit or restrict disclosure of its Confidential Information, the Receiving Party may disclose Confidential Information, but only to the extent legally required.

Intellectual Property. With respect to each Party, Intellectual Property means (i) patents, patent applications, and any registrations thereof, patents granted thereon or patents issuing therefrom, and all other U.S. and foreign issued patents, patent applications and patent disclosures, together

with any additional patent applications or issued patents claiming priority to any of the foregoing, (ii) registered and unregistered copyrights and works of authorship, all other registered and unregistered U.S. and foreign works of authorship, fixed in any tangible medium of expression, regardless of the availability of copyright protection, including all copyrights, derivative works and moral rights recognized by law, and all applications to register and renewals of any of the foregoing, and all other rights in connection therewith, including, without limitation, the right to file applications for statutory protections in all domestic and foreign jurisdictions; (iii) registered and unregistered trademarks, service marks, certification marks, brand names, brand marks, trade names, trade dress, logos and domain names and all registrations and renewals thereof and pending applications therefor throughout the world, together with the goodwill appurtenant thereto or symbolized thereby; (iv) any proprietary information reduced to writing or other tangible form which exists in such form as of the date of this Agreement; and (v) any other technical information, proprietary information, manuals, trade secrets, processes, designs, ideas, product concepts, techniques, chemical formulas and extraction processes applications

- Operator's Proprietary Information and Materials. The term "**Operator's Proprietary Information and Materials**" shall mean Operator's Intellectual Property, Confidential Information and materials provided to Client in connection with this Agreement.
- License Grant. The Parties hereby grant to each other a royalty free, non-exclusive, and non-assignable license in and to each other's Intellectual Property solely to the extent necessary to comply with the terms hereof and for each Party to fulfill its duties and obligations under this Agreement, with said license to expire immediately upon termination of this Agreement unless otherwise specifically provided for hereunder.
- Limited License to Utilize Operator's Logo. Operator hereby grants a royalty free, non-exclusive license to Client to utilize Operator's name and Operator's Trademark in connection with the extraction, manufacturing, and/or processing, distribution, marketing, advertising, and sale of the Deliverables.
- Reservation of Rights. Other than as provided herein, at all times all right, title and interest in and to (i) the Confidential Information shall be solely vested in the Disclosing Party, (ii) the Operator's Proprietary Information and Materials shall be solely vested in the Operator, and (iii) the Client's Intellectual Property shall be solely vested in the Client.
  - Residual Rights. Either Party shall be free to use Residuals (as defined below) from any Confidential Information or Operator's Proprietary Information and Materials provided under this Agreement for any purpose subject to the obligation not to disclose, publish or disseminate such Confidential Information and subject to the Intellectual Property Rights of the other Party. "Residuals" shall mean that information which may be retained in intangible form in the minds of those personnel of the Receiving Party, without intentionally reducing such information to memory, who have had permissible access to Confidential Information or Operator's Proprietary Information and Materials in tangible form of the Disclosing Party during the term of this Agreement.
  - Stewardship of Intellectual Property. Client acknowledges that Operator's Intellectual Property includes the licensed intellectual property of **DLP Ventures, LLC**, a Delaware Limited Liability Company ("**DLP**"), which is a commercially valuable asset of **DLP** that

required and will continue to require the investment of substantial time, effort, and capital ("**DLP Intellectual Property**"). As consideration for the license of Operator's Intellectual Property, Client agrees to, at all times, use the highest degree of care to protect DLP Intellectual Property from any unauthorized use or disclosure. In the event Client breaches the provisions, it shall be deemed a material breach of this Agreement, Operator has the right to promptly suspend or terminate the Services and/or terminate this Agreement, which termination shall be treated as an Unpermitted Termination by Client.

- Improvements. Improvements shall mean any material improvements, upgrades, enhancements modifications, derivative works, adaptations and updates to, and replacements for any part of the Operator's Proprietary Information and Materials that are created, developed, invented, acquired or made by the Operator during the term of this Agreement. All right, title and interest in and to all Improvements made by Operator and all intellectual property rights therein shall belong solely to Operator. Notwithstanding the foregoing, in the event that Client and Operator jointly develop Improvements, there shall be joint right, title and interest in and to all Improvements and all intellectual property rights therein.
- Continuity of Operations. For purposes of clarification, it is not the intent of the Parties that Client shall be prohibited from or otherwise restricted in carrying-on Client's business upon termination of this Agreement; rather, it is the intent of the Parties that Client shall only be prohibited from using Operator's Proprietary Information and Materials in furtherance of Client's business in the event of termination. Notwithstanding, Operator agrees to work cooperatively with Client in the event of a permissible termination, and, if necessary, in Operator's reasonable opinion, to grant a short-term conditional license, not to exceed ninety days (90) calendar days, to Client to use that portion of Operator's Proprietary Information and Materials that is essential to ensuring continuity of Client's business operations until Client has had a reasonable opportunity to find a replacement for Operator and Operator's equipment.

Representations and Warranties.

- By Client. Client represents and warrants that: (i) it has and will continue to maintain at all times all licenses required to extract, manufacture, distribute, process and/or sell Hemp, including in MIP form, pursuant to state laws and regulations; (ii) it has and will continue to conform to all applicable local, state and federal laws and regulations; (iii) the execution and delivery of this Agreement by Client does not require the consent of any third party, except for the applicable state and local regulatory agencies, and will not violate, with or without notice, Client's organizational documents or, any agreement, contract, license or permit to which Client is a party or is bound; and (iv) it will build, construct and maintain at all times its Facility so that it meets or exceeds the Minimum Facility Requirements.

- By Operator. Operator represents and warrants that it: (i) is engaged in an independent business and has full right and power to enter into and perform this Agreement without the consent of any third party, except for applicable state and local regulatory agencies; (ii) it has and will continue to conform to all applicable local, state and federal laws and regulations; (iii) the execution and delivery of this Agreement will not violate, with or without notice, Operator's organizational documents or, any agreement, contract, license or permit to which Operator is a party or is bound; and (iv) it has full power and authority to grant the rights granted to Client under this Agreement without the consent of any third party or such consent has been obtained and that the rights furnished to Client hereunder will not infringe or violate any copyright, trade secret, trademark, patent or other intellectual property rights of any third party.

Indemnification.

- By Operator. Operator hereby agrees to defend, indemnify and hold Client harmless from and against any loss, claim, action, damage, expense or liability, including amounts paid in settlement or compromise of any such claim, action or demand (including defense costs and reasonable attorneys' fees) resulting from any direct or third party claim or suit arising out of or relating to: (i) breach of Operator's obligations, duties or responsibilities described in this Agreement; (ii) the errors, acts or omissions of the Operator, or (iii) any claim that any extraction process or product supplied by Operator infringes any patent, copyright, trade secret or other right of any third party. Notwithstanding the foregoing, there shall be apportionment in accordance with responsibility in the event that a claim is the result of any errors, acts or omissions of Operator and there is willful misconduct or gross negligence by Client.

- By Client. Client hereby agrees to defend, indemnify and hold Operator harmless from and against any loss, claim, action, damage, expense or liability, including amounts paid in settlement or compromise of any such claim, action or demand (including defense costs and reasonable attorneys' fees) resulting from any direct or third party claim or suit arising out of or relating to: (i) breach of Client's obligations, duties or responsibilities described in this Agreement; (ii) the use, sale or distribution of any equipment, product, or Deliverables supplied or delivered by Operator (but only to the extent that same meets with the standards set forth in this Agreement); (iii) any product, good, or service sold or provided by Client (but only to the extent that same meets with the standards set forth in this Agreement); and (iv) the errors, acts or omissions of the Client. Notwithstanding the foregoing, there shall be apportionment in accordance with responsibility in the event that a claim is the result of any acts or omissions of Client accordance with responsibility in the event that a claim is the result of any acts or omissions of Client and there is willful misconduct or gross negligence by Operator.

Procedures and Procedure Documentation.

In the event that a third-party claim is made or third-party suit is filed for which either Party intends to seek indemnification from the other Party, the Party seeking indemnification (the "**Indemnitee**") shall promptly notify the other Party (the "**Indemnitor**") of said claim or suit. The

Indemnitor shall have the right to control, through counsel of its choosing, the defense of such third-party claim or suit, but may compromise or settle the same only with the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld. The Indemnitee shall cooperate fully, at no cost or expense to the Indemnitee, with the Indemnitor and its counsel in the defense of any such claim or suit and shall make available to the Indemnitor any books, records or other documents necessary or appropriate for such defense. The Indemnitee shall have the right to participate, at the Indemnitee's expense, in the defense of any such claim or suit through counsel chosen by the Indemnitee. If the Indemnitor fails or refuses to conduct such defense, or the Indemnitee has been advised by counsel that it may have defenses available to it which are different from or in addition to those available to the Indemnitor, or that the Indemnitee's interests are adverse to the Indemnitor's interests, then the Indemnitee may defend against the action(s) at the Indemnitor's expense.

No Guarantee; No Warranty; Limitation of Liability. NEITHER PARTY MAKES ANY GUARANTY, WARRANTY OR REPRESENTATION OTHER THAN AS EXPRESSLY PROVIDED FOR HEREIN. ALL INTELLECTUAL PROPERTY, SERVICES, DELIVERABLES OR PRODUCTS SUPPLIED OR DELIVERED BY OPERATOR PURSUANT TO THIS AGREEMENT ARE PROVIDED "AS IS" AND WITHOUT WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. EXCEPT AS SET FORTH HEREIN, OPERATOR SHALL NOT BE LIABLE TO CLIENT OR ANY THIRD PARTY FOR ANY LOSS, CLAIM, DAMAGE OR LIABILITY OF ANY KIND OR NATURE THAT MAY ARISE FROM OR IN CONNECTION WITH ANY SALE OR USE OF THE DELIVERABLES OR PRODUCTS SUPPLIED BY OPERATOR, OR ANY Hemp OR OTHER PRODUCT OR SERVICE OF CLIENT, OR OTHERWISE ARISING OUT OF THIS AGREEMENT.

Term and Termination

- Unless earlier terminated the term of this Agreement shall commence upon the first delivery date, as measured from the date that Operator delivers its first Deliverables to Client, and continue for three (3) consecutive years, (the "**Initial Term**") and shall, upon the Parties' mutual consent, renew on the same terms and conditions for an additional term of two (2) year and shall continue thereafter for successive one (1) year terms (the "**Renewal Term(s)**") unless written notice of termination is given by either Party not less than sixty (60) days before the expiration of any renewal term. The Initial Term and all Renewal Term(s) are referred to collectively as the "**Term**."

- Either Party may terminate this Agreement (i) at any time upon mutual written consent, (ii) in the event of an uncured or incurable material breach by the other Party, (iii) the failure to receive or the suspension, termination or other similar action with respect to a Party's license, certification or other qualification required pursuant to the Laws and Regulations, (iv) if a Party is determined to have been in violation of any law or regulation that threatens the other Party' s ability to engage in business in any jurisdiction, or (v) if a Party or any of its Clients, members, officers, directors, employees, or agents, engages in any act or omission that poses a significant and material threat to the other Party's ability to engage in business in any jurisdiction. Operator may unilaterally terminate this Agreement if Client has not commenced actual extraction operations within twelve (12) months from the Effective Date., or (ii) Client reduces the

Annual Production Level by more than fifty percent (50%). Client may unilaterally terminate this Agreement if Operator does not meet the Minimum Efficiency Level.

- In the event of a termination by Client for any reason other than as specified in this agreement, Operator shall be entitled to an immediate and complete acceleration of its rights, including payment of all past and current Fees and Liquidated Damages. An Unpermitted Termination is a termination in violation of this agreement and not based on any failure on the part of the Operator. As such, Client will be required to compensate Operator for termination and pay Operator for any and all work and expenses prior to termination.

- It is intended that this Agreement shall run with Client's License. Any termination or change of control of Client's license that results in the termination of this Agreement shall be considered an Unpermitted Termination of this Agreement.

Subject to the provisions this agreement, if either Party shall breach any material obligation required under this Agreement, the other Party must give written notice describing the breach (the "Notice of Breach"). If the breaching Party fails to cure such material breach within sixty (60) days following such Notice the non-breaching Party may, in addition to all other remedies available at law or in equity, terminate this Agreement upon written notice of final termination to the breaching Party (the "**Final Notice of Breach**"). Notwithstanding the foregoing, in the event of non-payment by Client, the cure period shall not exceed fifteen (15) days; provided however that the cure period shall not exceed five (5) days for any payroll obligations. In the event that Client breaches as a result of non-payment more than two (2) times in any calendar year or four (4) times in total, the respective cure periods shall each be reduced to five (5) days and two (2) days for the remainder of the Term. Any subsequent breaches for non-payment shall not be curable. The above cure periods will not apply if any regulatory authority indicates that the non-breaching Party's license or ability to do business will be terminated or suspended if the agreement is not terminated earlier.

Upon termination of this Agreement for any reason, all Fees and expenses due to Operator in connection with Services rendered or Products ordered before the date of termination shall become immediately due and payable to Operator, including any pro rata amount of monthly processing Fees unpaid for the month the termination occurred.

Relationship of Parties

No Partnership. This Agreement establishes between Operator and Client an independent contractor relationship and all the terms and conditions of this Agreement shall be interpreted in light of that relationship. It is not the intention of the Parties to create, nor shall this Agreement be construed as creating a partnership, joint venture, agency relationship, employee-employer relationship or association, or render the

Parties liable as partners, co-venturers, agents, principals, employers or employees. Neither this Agreement nor the performance of the Services hereunder shall be deemed to result in either Party acting as a fiduciary for the other Party. Each Party's sole responsibility hereunder shall be to the other Party; and not individually to the other Party's shareholders, Clients, directors or officers.
Exclusivity; Covenants of Non-Solicitation; and Non-Circumvention.

VERAX RESEARCH

- Client agrees that for so long as this Agreement remains in effect, Operator shall be the exclusive provider of Services to Client in each state where operator sets up the equipment, at client's contractional request. The Parties will negotiate "First Right of Refusal" for future States for Operator to contract with Client. In the event that Client does not enter into a licensing and/or services agreement with Operator with respect to a future extraction facility controlled by Client and Client uses Operator's Proprietary Information and Materials in any manner with respect to such facility, Operator shall have a right to immediately terminate this Agreement and the termination by Operator shall be treated as an Unpermitted Termination by Client. The Parties recognize that this termination right is provided as a means for Operator to control any unauthorized use or dissemination of Operator's Proprietary Information and Materials in or on behalf of any other Client-controlled extraction facilities.

- Neither Party shall, without the express consent of the other Party, directly or indirectly, for itself or for any other person, firm, corporation, partnership, association or other entity, employ or attempt to employ or enter into any contractual arrangement with any of the other Party's employees, subcontractors, partners or agents, including any full time independent contractors performing services for such other Party, unless such employee or independent contractor has not been employed or engaged by such other Party for a period in excess of twelve (12) months.

- The Parties acknowledge and agree that, during the Term and for a period of twenty-four (24) months after termination of this Agreement, neither Party shall: (a) directly or indirectly induce or attempt to persuade any current employee, agent, manager, member, contractor, subcontractor, shareholder, director, investor, client, customer or other participant in the other Parties' business to terminate such employment or other relationship with that Party; or (b) directly or indirectly induce or attempt to persuade any past, current or future customer, client, supplier, licensee or other business relation of the other Party to cease doing business with that Party or to direct any or all of its business to the other Party or any other person, firm, corporation, partnership, association or other entity, or in any way interfere with the relationship between any such customer, client, supplier, licensee or other business relation of the other Party.

- Notices. Any notices required or permitted hereunder shall be in writing and shall be personally delivered or sent by mail, Federal Express or similar courier service, all of which shall be effective upon receipt. Notices sent by mail or courier shall be addressed as follows:

If to Operator:

DLP Ventures, LLC ("DPL")

Attn: Jim Dickson
8220 Louetta Road, STE 164,
Spring, Texas, 77379
Phone: (936) 718-6551
Email: jdickson@dlpventures.com

If to Client:

Verax Research Services, Inc. ("Verax" or "Client")

Attn: Garrett W. Lindemann, PhD
Johns Hopkins University- MCC
9601 Medical Center Drive, Suite 221
Rockville, Maryland, 20850
Phone: (307) 429-8405
Email: g.lindemann@veraxresearch.com

Assignment

- Assignment Provision. Other than as explicitly provided for in this Agreement, this Agreement may not be assigned by either Party without the other's prior written consent, which shall not be unreasonably withheld, and any such attempted assignment shall be void and of no effect. Neither Party shall be required to seek or obtain the consent of the other Party in connection with any assignment by such Party: (i) to a parent, subsidiary or affiliate; (ii) in connection with a merger, acquisition, reorganization or consolidation that does not result in a change of control; or (iii) in connection with the sale of the such Party' s corporate stock or assets that does not result in a change of control. Notwithstanding the foregoing, any permitted assignee must possess the requisite license(s) and ability to perform under this Agreement. Either Party may assign this Agreement or any of its rights, interests, or obligations hereunder to a subsidiary, affiliated business or new entity formed subsequently to meet the terms of this Agreement, but such assignment requires the prior written approval of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assignees.

- Subcontractors. Operator may hire or employ subcontractors to perform certain of Operator's obligations under this Agreement with Client's prior consent. Any subcontractors hired or employed by Operator must agree to be bound by Operator's obligations hereunder; Operator shall remain liable for the performance of any such subcontractors. Client shall have reasonable approval rights over the hiring and termination of subcontractors. Any subcontractors performing obligations under this Agreement shall have commercially acceptable insurance coverage and shall provide certificates of insurance to the Client upon Client's reasonable request.

Miscellaneous

- Liquidated Damages. As a result of it being impossible to ascertain the exact damage that would occur to the Parties in the event of a breach of contract, the Parties hereby agree that for each instance that a Party breaches this Agreement, the aggrieved Party shall be entitled to payment by the breaching Party of liquidated damages in the amount of $250,000.00, which amount both Parties expressly agree is reasonable, equitable and not disproportionate to the potential

damage that would be incurred by the aggrieved Party. Notwithstanding anything to the contrary in this Agreement, there shall be no opportunity to cure a bad faith breach of contract.

- Severability. Should any one or more of the provisions contained in this Agreement, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

- Waiver of Breach. A waiver by either Party of a breach of any provision of this Agreement by the other Party shall not operate or be construed as a waiver of any subsequent breach by the other Party.

- Limitation of Liability. Except for liquidated damages as provided in the event of a breach of contract, neither Party shall be liable for any indirect, special, consequential, punitive or similar damages, it being the intention of the Parties to limit any damages awarded to actual damages experienced as a result of any material breach. Except with respect to an Unpermitted Termination of this Agreement, in no event shall the total cumulative liability of either Party in connection with this Agreement, whether in contract or tort or otherwise, exceed the lesser of (i) the aggregate amount of Fees actually received and not refunded by Operator under this Agreement, or in the case of Operator, the aggregate Fees to which it is entitled hereunder, or (ii) the general liability insurance minimums set forth hereunder.

- Force Majeure. Except for obligations of payments to a Party, neither Party shall be held liable or responsible for failure or delay in fulfilling or performing any obligation of this Agreement in the event such failure or delay is due to Acts of God, fire, flood, war, explosion, terrorism, civil commotion, acts or omissions of any governmental authority, inability to obtain material, labor, equipment or transportation, or any other condition beyond the reasonable control of the affected Party, provided such Party has taken commercially reasonable steps to avert or mitigate such causes or conditions.

  Each Party agrees to give the other Party prompt written notice of the occurrence and the nature of any such condition, and the extent to which the affected Party will be unable to fully perform its obligation hereunder. Each Party further agrees to use all reasonable efforts to correct the condition as quickly as possible and to complete its obligations hereunder as promptly as reasonably practicable following the cessation of the cause or circumstances of such failure or delay. This provision may not be relied on by either Party to avoid performance under this Agreement to the extent said performance is possible.

- Loss. It is the intent of the Parties that the risk of loss associated with any undelivered Deliverables and/or other inventory shall be covered by Client's or Operator's insurance. In the event of a loss that results in unpaid Fees to Operator, and to the extent that Operator is not

deemed responsible hereunder for such loss, Operator shall be entitled to compensation from any insurance proceeds received by Client, if any.

- Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the principals of conflicts of law thereof. The Parties expressly waive any defense to enforcement based upon nonconformance with federal law.

- Dispute Resolution. All disputes under, concerning or relating to this Agreement shall be resolved by mandatory binding arbitration. The arbitration shall be administrated by, and in accordance with the rules of, an arbitrator to be mutually agreed upon by the Parties (the "**Arbitrator**"). If the Parties are unable to agree upon an arbitrator, either party may apply to court of competent jurisdiction requesting judicial appointment of an arbitrator. Any such application shall be generic and not raise any allegations or issues of fact. If there is any inconsistency between the terms hereof and any default arbitration rules, the terms and procedures set forth herein shall control. The arbitration shall be conducted in the state of Delaware or such other location as may be mutually agreed upon by the Parties. All statutes of limitation applicable to any dispute shall apply to any arbitration proceeding. All discovery activities shall be expressly limited to matters directly relevant to the dispute being arbitrated and subject to limitation by the arbitrator to a level commensurate with the amount in controversy and complexity of the issues involved. Judgment upon any award rendered in arbitration may be entered in any court having jurisdiction. The award of the Arbitrator shall be final and binding upon the Parties, subject only to such rights of appeal as are provided by the said Act. Each party shall bear the cost of their own legal fees.

- Entire Agreement. This Agreement, including all Exhibits, contains the full and complete understanding of the Parties with respect to its subject matter and supersedes all prior representations and understanding, whether oral or written. This Agreement may only be modified by the mutual written consent of the Parties. This Agreement is not intended to confer upon any person other than the Parties any rights or remedies hereunder.

- Remedies. Notwithstanding that the Parties have elected binding arbitration as the means of dispute resolution, the Parties shall nevertheless be entitled to seek equitable remedies from a court of competent jurisdiction in order to enforce this Agreement, including, without limitation, an expedited court issued affirmative injunction prohibiting the breach of any of the materials provisions contained herein without the need to post a bond. To the extent permitted by law, in the event of non-payment resulting in a material breach of this Agreement and delivery of a Final Notice of Breach, Operator shall have lien rights over the Client's Facility, if owned by Client, and/or inventories.

- Attorneys' Fees, If any dispute arises between the Parties with respect to this Agreement, and there follows a proceeding to resolve such dispute, each Party will be responsible for their legal fees.

- Conformance of Agreement to Regulatory Conditions and Approval. The Parties acknowledge and agree that the terms of this Agreement may be subject to the approval of the applicable state and/or local licensing authorities (the "Regulatory Authorities") and shall negotiate in good faith to modify this Agreement as necessary to conform with any guidance provided by Regulatory Authorities relating to this Agreement. The Parties acknowledge that the Regulatory Authorities may be empowered to cause the termination of this Agreement in accordance with the licensing and policing authority provided for under the Laws and Regulations.

- Disclosure of Agreement. The specific terms of this Agreement shall be deemed Confidential. Notwithstanding the foregoing and each Party shall have the right to make public announcements concerning this Agreement for commercially reasonable purposes; provided that the non-issuing Party shall approve the form and substance of any public announcement, which approval shall not be unreasonably withheld, conditioned or delayed. Additionally, this Agreement, and the terms hereof, may be disclosed to regulatory authorities if required for licensing purposes.

- Survival. Any obligation meant to survive the termination of this Agreement shall survive termination of this Agreement, regardless of the reason for termination.

- Time. Time is of the essence for this Agreement and each provision contained in this Agreement. Any extension of time granted for the performance of any obligation under this Agreement will not be considered an extension of time for the performance of any other obligation under this Agreement. Any reference to "days" shall be construed as calendar days unless otherwise noted.

- Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, personal representatives, successors and assigns.

- Professional Advisors. Neither Party is providing the other with formal tax, regulatory, accounting or legal advice. Each Party shall be responsible for consulting its own professional advisors, and to the extent the Parties communicate about such matters, there shall be no reliance on any such communications.

- Advice of Counsel. Each Party acknowledges that, in executing this Agreement, it has had the opportunity to seek the advice of independent legal counsel and has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any Party by reason of the drafting or preparation hereof.

- Counterparts. The Parties may execute this Agreement in any number of counterparts, each of which will be deemed an original. Facsimile or e-mail signatures shall be deemed original.

VERAX RESEARCH

IN WITNESS WHEREOF the Parties have executed this Agreement effective as of the date first set forth above.

CLIENT:

Verax Research Services, Inc. ("Verax")

DocuSigned by:

Garrett Lindemann

E1A2B0646380427...

Garrett W. Lindemann, PhD
Chief Executive Officer

OPERATOR:

DLP Ventures, LLC

DocuSigned by:

Jim Dickson

ED43B7B422F0403...

NAME Jim Dickson
Managing Director

EXHIBIT A OPERATOR SERVICES

Operator shall provide the following services (the "**Services**"):

I. Facility Design and Planning & Systems Implementation Services.

If requested by Client and subject to the Service Terms and Conditions* set forth below, Operator shall:

- Assist Client in the evaluation of general Facility requirements;
- Assist Client's efforts related to the development, expansion and/or improvement of Client's Facility;
- Assist Client with Facility designs; Assist Client with communication and coordination of third-party service providers;
- Assist Client with sourcing furniture, fixtures and non-processing/distillation/extraction equipment (FFE) and operating supplies and equipment (OSE);
- Assist Client with delivery, installation and initial commissioning of Operator's equipment;
- Hire operating & maintenance staff and management personnel:
- Train Client and Operator's personnel;
- Implement operational systems and processes; and
- Provide such other assistance as Client may reasonably request.

II. Extraction and Manufacturing Services & Related Services.

Management Services: Management Services shall include the development, **Standard Operating Procedures** ("**SOPs**") documentation and implementation of protocols related to:

- Standard operating procedures (SOP), including OSHA and GMP compliant practices;
- Hazard and Operability (HazOp) practices;
- Environmental controls and monitoring systems;
- IT systems integration;
- Data collection, interpretation, and management;
- Extraction processing schedules;
- Inventory compliance and management;
- Facility ISO audit materials and ISO certification documentation;
- Staffing plans for rolling 12 months and 3-year master schedule planning;

- Staff management procedures;
- Conduct laboratory testing sampling and forward to independent laboratory for testing;
- Equipment maintenance, optimization and enhancements;
- Identification and implementation of industry innovations and best practices; and
- Operator will produce SOPs for each of these services and have Client pre-approval.

Extraction and Manufacturing Services:

Extraction and manufacturing services include providing Personnel to:

- Manage Client's extraction operations, including contracting third-party tolling when necessary;
- Submit Deliverables to approved third party lab for testing at Client's expense;
- Record and provide Client with a copy of the weights, classifications, inventory control, third party lab results, and other records reasonably related to pre-extracted plant material and Deliverables or otherwise required by law; Manage inventory;
- Coordinate independent laboratory testing;
- Procure extraction-related supplies;
- Provide extraction related human resources;
- Perform or otherwise arrange for facility maintenance as required to maintain Client's Facility(ies) in good condition and in compliance with the Laws and Regulations;
- Work cooperatively with any third parties engaged by Client to ensure compliance with applicable laws and regulations;
- Continually monitor the industry to identify and develop new innovations and best practices; and
- Assist Client in implementing industry innovations and best practices.

In addition to the extraction services, DLP provides highly trained and experienced personnel to provide oversight and support services to Client's Facility and Personnel.

III. Limitation & Exclusion of Services. Any other service that is not specifically included in this statement of work is expressly excluded, including but not necessarily limited to the following:

* Terms and Conditions Governing the Provision of Facility Design Services and Facility Planning & Systems Implementation Services:

1. Operator Independent Contractor Status: The Parties expressly agree that the provision of any assistance or advice Client wishes to acquire in connection with the Facility Design Services and Systems Implementation Services are provided by Operator as an independent contractor. Nothing herein is intended to nor shall it create any agency relationship between Client and Operator. Operator shall not be subject to any liability whatsoever as an agent of Client, whether said agency relationship is claimed to be express or implied, as a result of the provision of such consulting services.

2. Client Responsibility for the Facility: It is expressly agreed and understood between the Parties that Client has the sole and exclusive responsibility for the financing, planning, design, and construction of the Facility, and any tasks incidental or reasonably related thereto, except to the extent specifically set forth under this Agreement. Any advice or assistance that Operator provides Client with respect to the procurement and finalization of the Facility design is provided solely for Client's convenience. Client has the sole discretion to utilize the assistance and follow the advice of Operator or other Advisors, which Client shall do at its own risk.

3. Quality of Operator Services Provided: It is understood between Client and Operator that Facility Design Consulting Services and Facility Planning & Systems Implementation Consulting Services shall be provided by Operator on a best effort basis. It is further understood that Operator is providing advice and assistance to Client based only on Operator's specific professional knowledge of the Hemp industry and not on any specific engineering and/or construction trade knowledge. Operator shall provide such advice and/or assistance in good faith based on its reasonable commercial judgment of the relevant issues, and Client's reliance on Operator's advice and/or assistance shall be at Client's own risk.

VERAX RESEARCH

EXHIBIT B OPERATOR DELIVERABLES

Operator will deliver the following products to Client (the "**Deliverables**"):

"**Full Spectrum Cannabis Oil**" product, which shall mean a viscous liquid product produced using ethanol or C02 extraction methods, and ready to be used for finished products. This Oil can be delivered in finished product state in mutually agreed upon totes, barrels, or agreed upon quantities.

Operator shall undertake the following stages of processing to produce Full Spectrum Cannabis Oil:

- Extraction
- Winterization
- Solvent removal (solvent used in winterization)
- Decarboxylation

"**Distillate Oil**" product, which shall mean a product produced using $C0_2$ extraction methods, with additional refinement from Full Spectrum Cannabinoid Oil into a concentrate having potency above 85% and ready to be used for finished products. This concentrate can be delivered in finished product state ready for sale as a vape cartridge, concentrate, tinctures, tablets, or edibles as desired by Client.

Note Well: All production, delivery and Inspection of the Deliverables shall take place at Client's Facility. The Deliverables shall be delivered when they are ready for delivery and Operator shall have no obligation to delay delivery or store Deliverables on behalf of Client in any location other than Facility Storage locked area.

Inspection of Deliverables

- When the Deliverables are actually ready for delivery, Operator shall notify Client or its authorized representative of same in writing (the "**Delivery Notice**"). Immediately following the Delivery Notice, but not later than ten (10) calendar day from the Delivery Notice (the "**Inspection Period**"), one or more authorized representatives of Client shall classify, weigh and inspect the Deliverables in the presence of one or more authorized representatives of Operator to ensure that the Deliverables are acceptable (the "**Inspection**"). The results of the Inspection shall be recorded in a log and acknowledged by the Parties' authorized representatives, at which point, the Deliverables shall be deemed "delivered" and Client shall be deemed to have accepted the Deliverables "**as-is**" and thereby waive any future objection(s) that may arise with respect to the Deliverables. In the event that the Inspection does not occur due to failure of the Client to perform the Inspection during the Inspection Period, Client shall be deemed to have accepted the Deliverables "as-is" and thereby waive any future objection(s) that may arise with respect to the Deliverables.
- In the event that any portion of the Deliverables is not acceptable to Client due to corruption of the Deliverables, the actual corrupted portion of the Deliverables shall be separated. If possible, the separated product shall be utilized as a different product. In the event that the separated product is not fit for use in any manner, the corrupted Deliverables shall be immediately destroyed in the presence of Operator and Operator shall not receive payment for that portion

of the Deliverables. Notwithstanding the foregoing, if there are conditions within Client's Facility, through no fault of Operator, that give rise to such corruption, Operator's Fee shall not be discounted in the event of corrupted Deliverables.

VERAX RESEARCH

EXHIBIT C OPERATOR COMPENSATION FOR SERVICES

I. Facilities Planning. Process and System Support, Implementation Processing, Distillation, Extraction and Manufacturing Services Fees.

Upon presentation of an invoice following the delivery of the Deliverables to Client, Client shall pay Operator the following Extraction and Manufacturing Fees, which are based on weight of Oil or Concentrate extracted. "**Full Spectrum Cannabinoid Oil**" shall mean the totality of product-ready material extracted, including, but not limited to, cannabinoids, waxes and oils. Distillate shall mean the totality of product-ready material refined from Full Spectrum Cannabis Oil, including, but not limited to, cannabinoids, waxes, crude hemp oil, crude CBD oil, etc. with the Parties sharing equally the extraction value after payment of the Hemp Licensed Grower that provides the harvested crop to Verax processing, distillation, extraction and exit sale.

The foregoing Extraction Fees shall apply through the Initial Term. Verax and DLP will equally share in the gross revenue after farmers and tolling partners are paid their negotiated financial contracts.

Supplies Purchases by Operator.

Operator shall be responsible for procuring extraction-related supplies. Operator shall endeavor to source Suppliers that meet or exceed the minimum standards necessary for Operator to perform the Services and that are competitively priced.

For all third-party vendor orders, Client will be responsible for direct payment to vendor in accordance with the vendors' payment policies. In the event that Operator is required to make a payment on Client's behalf for any reason, Operator shall invoice Client at cost plus two percent (2%) as an "**Administrative Fee**".

Out of Scope Services

Upon mutual agreement, Operator will provide specific out of scope services for Client at a fee to be determined by the Parties.

Late Payments

All invoices that remain unpaid after the due date will accrue a late fee equal to four percent (4%) per annum on pro-rated basis and be paid monthly at a rate of half percent for all outstanding invoices.